

November 19, 2010

Mr. Stephen J. Vukadinovich
Chief Financial Officer
DPAC Technologies Corp.
5675 Hudson Industrial Park
Hudson, OH 44236

> **Re: DPAC Technologies Corp.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed April 15, 2010**
> **Form 10-Q for the fiscal periods ended September 30, 2010**
> **File No. 000-14843**

Dear Mr. Vukadinovich:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Critical Accounting Policies and Estimates, page 20

Goodwill and Intangibles, page 22

1.   Based on the impairment testing performed as of December 31, 2009, tell us whether the fair value of your single reporting unit was substantially in excess of its carrying amount. In that regard, if your single reporting unit is at risk of failing step one of the goodwill impairment model, please consider the following in future filings:
   •   Disclose the percentage by which fair value exceeded carrying value as of the date of the most recent test.
   •   You indicate that you utilized more than one model in your evaluation. Accordingly, please describe the two models identified in your disclosure, disclose why you believe those models are the most appropriate in your circumstances and disclose how you weighted the results of the individual approaches.
   •   Clarify the nature of the key assumptions for the individual models, including how those key assumptions were determined.
   •   Provide a discussion of the degree of uncertainty associated with the key assumptions.
   •   Describe potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

   If you believe your single reporting unit is not at risk of failing step one of the goodwill impairment testing model, please disclose that conclusion in future filings.

2.   We see that your balance sheet also includes a significant amount of indefinite-lived intangible assets. In future filings please disclose how you evaluate those assets for impairment, including how you measure fair value. Please also describe how you evaluate those assets in assessing whether they continue to be indefinite-lived. Further, also describe the nature and extent of uncertainties, subjective assumptions and management judgment underlying your determinations.

Liquidity and Capital Resources, page 27

3.   In light of the significance of your borrowings and low liquidity, in future filings
        enhance the discussion of contractual obligations to also address the cash
        requirements of your borrowings. For guidance, please refer to Section IV of
        Securities Act Release 33-8350, Interpretation: Commission Guidance Regarding
        Management's Discussion and Analysis of Financial Condition and Results of
        Operations.

4.   As related matter, we note that you were in violation of certain debt covenants
        during 2009.   Accordingly, as appropriate, future disclosure should also consider
        the guidance related to debt covenants as set forth in subsection C of Section IV
        of Securities Act Release 33-8350, Interpretation: Commission Guidance
        Regarding Management's Discussion and Analysis of Financial Condition and
        Results of Operations.

Item 8. Consolidated Financial Statements, page F-1

Consolidated Balance Sheets, page F-3

5.   In future filings disclose the amount of goodwill as a separate item on the balance
        sheet. Refer to FASB ASC 350-20-45-1.

Note 1 – Summary of Significant Accounting Policies, page F-7

Goodwill and Intangible Assets, page F-10

6.   We note the disclosure that goodwill is tested for impairment annually. Please
        revise future filings to disclose the date on which you perform the goodwill
        impairment test each year.

7.   In future filings please disclose the individual carrying amounts of the indefinite-
        lived trade name and customer list. Refer to FASB ASC 350-30-50-2b.

8.   As a related matter, please tell us the basis in FASB Codification Topic 350-30
        for your determination that the customer list has an indefinite life.

Amortizable Intangible Assets, page F-10

9.   In future filings please disclose the gross carrying amount and accumulated
        amortization for each major class of intangible asset, such as the developed
        technology and customer related intangible assets. Refer to FASB ASC 350-30-
        50-2a.

Note 3 – Inventories, page F-16

10.   Under FASB ASC 330-10-35-14 and SAB Topic 5-BB, inventory impairment
        charges establish a new cost basis for inventories. Accordingly, tell us why you
        believe it is consistent with GAAP to characterize inventory impairment charges
        as establishing "reserves." Also, with respect to the tabular disclosure, tell us why
        the reported "reserve" should not be netted against the amounts of the individual
        categories of inventory for financial reporting purposes. Explain the basis in
        GAAP for your view.

Note 6 – Debt, page F-18

11.   We see that you were not in compliance with "certain" covenants of your bank
        credit facility in 2009. In future filings please provide a description of the
        primary covenants of your borrowings. In the event that you fail to comply with
        covenants of your borrowings, please also clarify the nature of the specific
        covenants with which you were not in compliance. To the extent material to an
        understanding of the borrowing arrangements, also clarify events of default and
        potential remedies, as set forth in the underlying agreements.

12.   We see your verbal agreement of understanding negotiated in November 2009 to
        modify the obligation with the State of Ohio has not been formalized in writing.
        Please tell us when you expect this agreement which was reached approximately
        one year ago to be formalized in writing. Also, tell us why, absent the formal
        agreement, you have not classified the debt as current.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Item 1. Financial Statements

Note 5. Debt, page 11

13.   You disclose that because of cash constraints you are unable to meet the terms of
        the repayment agreement of the subordinated debt. Please tell us whether you are
        in default of the subordinated debt and tell us why it continues to be appropriate
        to classify the debt as long-term.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 16

Results of Operations, page 18

Net Sales, page 18

14.   In future filings, please more fully describe the material factors and trends contributing to significant changes in net sales. Specifically, we noted discussion in your third quarter 2010 financial press release attributing changes in revenue to "progress in resolving several of the supply chain challenges" which was not described in MD&A.   Generally, the discussion of revenues should describe the underlying business reasons for factors cited as responsible for material changes in revenues, such as changes arising from varying demand, changing prices, new or eliminated products, new or declining markets, variances in domestic compared to international sales, changing the nature or number of distribution channels and other significant matters. Additionally, the discussion should also indicate whether any known factors or trends will impact future results. Please refer to Item 303(a)(3) of Regulation S-K and Securities Act Release 33-8350, Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Liquidity and Capital Resources, page 21

15.   We note your low cash balance, working capital deficit and the disclosure that you are, in part, dependant on the bank credit line to finance your operations. We also note that your bank credit line matures in December 2010. Please tell us, with a view toward disclosure in future filings, how you plan to satisfy the bank credit line at maturity. Also describe the potential consequences on your liquidity if the bank declines to further extend the credit arrangement.

Form 8-K Dated November 18, 2010

16.   We note that you present "non-GAAP net income (loss)" in your third quarter 2010 financial results press release. If you present non-GAAP financial measures in future earnings releases, please also provide (1) a statement disclosing the reasons management believes the non-GAAP financial measure provides useful information to investors regarding your company's financial condition and results of operations and (2) to the extent material, a statement disclosing the additional purposes, if any, for which management uses the non-GAAP financial measure. Refer to Item 10(e)(i) of Regulation S-K and Instruction 2 to Item 2.02 of Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Leigh Ann Schultz at 202-551-3628 or Gary Todd at 202-551-3605 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3676.

Sincerely,

for

Brian Cascio
Accounting Branch Chief